UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑.

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-_________.

Unaudited Results of Operations

Filed herewith on behalf of China Natural Resources, Inc. are the following:

(a)

Unaudited Financial Statements:

-

Condensed Consolidated Statements Of Operations And Comprehensive Income (Loss) (Unaudited) For The Three and Six Months Ended June 30, 2009 and 2008.

-

Condensed Consolidated Balance Sheets as of June 30, 2009 (Unaudited) and December 31, 2008

-

Condensed Consolidated Statements Of Cash Flows (Unaudited) For The Six Months Ended June 30, 2009 and 2008

-

Notes to Condensed Consolidated Financial Statements (Unaudited)

(b)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The press release furnished herewith as Exhibit 99.1 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibits

99.1

Press Release dated December 2, 2009.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date:  December 2, 2009

By:	/s/ Li Feilie
Li Feilie
Chairman and Chief Executive Officer

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

THREE AND SIX MONTHS ENDED JUNE 30, 2009 AND 2008

(Amounts in thousands, except share and per share data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2008	2009	2009	2008	2009	2009
	RMB	RMB	US$	RMB	RMB	US$

NET SALES	29,722	12,999	1,903	38,268	17,563	2,571
COST OF SALES	(12,141)	(12,371)	(1,811)	(16,023)	(16,268)	(2,381)
GROSS PROFIT	17,581	628	92	22,245	1,295	190

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES, including share-based compensation expense of RMB13,008 (US$1,904) for the six months ended June 30, 2009 (2008: RMB13,008) and RMB6,504 (US$952) for the three months ended June 30, 2009 (2008: RMB6,504)	(9,157)	(12,870)	(1,884)	(21,658)	(26,409)	(3,867)
OPERATING INCOME (LOSS) FROM CONTINUING OPERATIONS	8,424	(12,242)	(1,792)	587	(25,114)	(3,677)
INTEREST INCOME	372	65	9	1,121	421	61
OTHER INCOME, NET	67	—	—	48	529	78
LOSS ATTRIBUTABLE TO INVESTMENT IN UNCONSOLIDATED INVESTEE	(2,306)	(2,960)	(433)	(4,437)	(5,665)	(829)
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	6,557	(15,137)	(2,216)	(2,681)	(29,829)	(4,367)
INCOME TAXES	(4,304)	(714)	(105)	(4,941)	(1,266)	(185)
INCOME (LOSS) FROM CONTINUING OPERATIONS	2,253	(15,851)	(2,321)	(7,622)	(31,095)	(4,552)

DISCONTINUED OPERATIONS
INCOME (LOSS) FROM DISCONTINUED OPERATIONS (Note 10)	20,207	5	1	24,451	(15,052)	(2,204)
NET INCOME (LOSS)	22,460	(15,846)	(2,320)	16,829	(46,147)	(6,756)
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments
Attributable to CHNR Shareholders	(3,504)	(60)	(9)	(15,753)	438	64
Attributable to non-controlling interests	—	—	—	—	—	—
COMPREHENSIVE INCOME (LOSS)	18,956	(15,906)	(2,329)	1,076	(45,709)	(6,692)
Less comprehensive loss attributable to non-controlling interests	—	833	122	—	7,567	1,108
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO CHNR SHAREHOLDERS	18,956	(15,073)	(2,207)	1,076	(38,142)	(5,584)

NET INCOME (LOSS) ATTRIBUTABLE TO:
CHNR Shareholders	22,460	(15,013)	(2,198)	16,829	(38,580)	(5,648)
Non-controlling interests	—	(833)	(122)	—	(7,567)	(1,108)
	22,460	(15,846)	(2,320)	16,829	(46,147)	(6,756)

NET INCOME (LOSS) ATTRIBUTABLE TO CHNR SHAREHOLDERS:
Continuing operations	2,253	(15,016)	(2,198)	(7,622)	(29,549)	(4,326)
Discontinued operations	20,207	3	—	24,451	(9,031)	(1,322)
	22,460	(15,013)	(2,198)	16,829	(38,580)	(5,648)

INCOME (LOSS) PER SHARE:
Basic
Income (loss) from continuing operations	0.12	(0.71)	(0.10)	(0.40)	(1.42)	(0.21)
Income (loss) from discontinued operations	1.05	—	—	1.29	(0.43)	(0.06)
Net income (loss) per share	1.17	(0.71)	(0.10)	0.89	(1.85)	(0.27)

Diluted
Income (loss) from continuing operations	0.10	(0.71)	(0.10)	(0.34)	(1.42)	(0.21)
Income (loss) from discontinued operations	0.88	—	—	1.10	(0.43)	(0.06)
Net income (loss) per share	0.98	(0.71)	(0.10)	0.76	(1.85)	(0.27)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic	19,323,416	21,123,416	21,123,416	18,982,757	20,883,085	20,883,085

Diluted	22,926,151	21,123,416	21,123,416	22,235,670	20,883,085	20,883,085

See notes to condensed consolidated financial statements

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2009 AND DECEMBER 31, 2008

(Amounts in thousands, except share and per share data)

		December 31, 2008	June 30, 2009	June 30, 2009

		RMB	RMB	US$
	Notes		(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash		120,888	158,504	23,205
Trade receivables:
Related parties		70,830	—	—
Others		4,157	1,755	257
Bills receivable		1,460	—	—
Note receivable		96,166	—	—
Inventories	4	66,245	5,614	822
Deferred tax assets		5,470	966	141
Other assets		25,061	42,670	6,247
		390,277	209,509	30,672
ASSETS CLASSIFIED AS HELD FOR SALE	10	—	442,543	64,790
TOTAL CURRENT ASSETS		390,277	652,052	95,462
INVESTMENT IN UNCONSOLIDATED INVESTEES	7	22,210	17,489	2,560
ADVANCES TO UNCONSOLIDATED INVESTEES, NET	6	39,290	38,346	5,614
PROPERTY AND EQUIPMENT, NET	5	238,591	185,545	27,164
DEPOSITS FOR BUSINESS ACQUISITIONS AND OTHER		119,741	48,119	7,045
TOTAL ASSETS		810,109	941,551	137,845
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Bills payable		—	10,000	1,464
Accounts payable		7,361	17,100	2,504
Advance from customers		15,261	2,781	407
Accrued liabilities		8,014	3,001	439
Income tax and other taxes payable		12,368	1,192	175
Other payables		25,485	26,933	3,943
Current portion of related party capital lease obligation	6, 10	9,977	—	—
Related party payable	6	18,316	168,396	24,654
		96,782	229,403	33,586
LIABILITIES ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	10	—	107,174	15,690
TOTAL CURRENT LIABILITIES		96,782	336,577	49,276
NON CURRENT LIABILITIES
Related party capital lease obligation, net of current portion	6, 10	10,780	—	—
Long term loan		—	100,000	14,640
Other payables		10,087	82,612	12,095
TOTAL NON-CURRENT LIABILITIES		20,867	182,612	26,735
TOTAL LIABILITIES		117,649	519,189	76,011
EQUITY
China Natural Resources, Inc. equity:
Preferred shares, no par:
Authorized - 10,000,000 shares;		—	—	—
Common shares, no par:
Authorized - 200,000,000 shares;
Issued and outstanding – 19,623,416 and 21,123,416 shares at December 31, 2008 and June 30, 2009, respectively		312,081	312,081	45,689
Reserves		7,331	7,331	1,073
Additional paid-in capital	8	228,752	288,159	42,187
Excess of purchase price over net asset value	3	(7,149)	(313,139)	(45,844)
Retained earnings		173,087	134,507	19,692
Other comprehensive loss		(35,561)	(35,123)	(5,142)
TOTAL CHINA NATURAL RESOURCES, INC. EQUITY		678,541	393,816	57,655
NON-CONTROLLING INTERESTS		13,919	28,546	4,179
TOTAL LIABILITIES AND EQUITY		810,109	941,551	137,845

See notes to condensed consolidated financial statements.

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX MONTHS ENDED JUNE 30, 2009 AND 2008

(Amounts in thousands)

	Six months ended June 30,
	2008	2009	2009
	RMB	RMB	US$

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(69,545)	33,344	4,882

INVESTING ACTIVITIES
Purchase of property and equipment	(6,612)	(84,116)	(12,315)
Proceeds on partial disposal of a subsidiary	—	96,166	14,079
Investment in an unconsolidated investee	(900)	—	—
Net cash received (paid) on acquisition of subsidiaries	14,694	(138,144)	(20,225)
Increase in margin deposit paid for derivative instruments	—	(17,850)	(2,613)
Advance to an unconsolidated investee	(29,796)	—	—
Advances from affiliates	30,827	43,231	6,329
Repayment from affiliates	42,524	52,958	7,753
Repayment to affiliates	(173,817)	(16,824)	(2,463)

NET CASH USED IN INVESTING ACTIVITIES	(123,080)	(64,579)	(9,455)

FINANCING ACTIVITIES
Proceeds from long term bank loan	—	100,000	14,640
Proceeds from exercise of warrants	57,558	46,399	6,793
Repayment of capital lease obligation	(4,524)	(4,995)	(731)

NET CASH PROVIDED BY FINANCING ACTIVITIES	53,034	141,404	20,702

NET (DECREASE) INCREASE IN CASH	(139,591)	110,169	16,129

Effect of exchange rate changes on cash	(20,736)	290	42

CASH, BEGINNING	483,689	120,888	17,698

CASH, ENDING	323,362	231,347	33,869

CASH, ENDING
Continuing operations	313,641	158,504	23,205
Discontinued operations	9,721	72,843	10,664
	323,362	231,347	33,869

See notes to condensed consolidated financial statements.

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share data)

1.

BASIS OF PRESENTATION

Management has elected to prepare the accompanying unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and note disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. It is therefore suggested that these unaudited condensed consolidated financial statements be read in conjunction with the summary of significant accounting policies and notes to financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission (“SEC”) in June 2009. In the opinion of management, except as disclosed below, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three-month and six-month periods ended June 30, 2009, are not necessarily indicative of the results that may be expected for the year ending December 31, 2009.

The consolidated financial statements include the accounts of China Natural Resources, Inc. and those of its direct and indirect wholly-owned and majority-owned subsidiaries (collectively referred to as the “Company”). The Company’s subsidiaries as of December 31, 2008, are as described in the Company’s Form 20-F for the year ended December 31, 2008.

On January 12, 2009, the Company acquired Newhold Investments Limited (“Newhold”), a British Virgin Islands (“BVI”) company and its indirect, 70%-owned subsidiary, Guizhou Yongfu Mining Company Limited (“Guizhou Yongfu”), a People’s Republic of China (“PRC”) company (Note 3). The results of operations of Newhold have been included in the Company’s interim consolidated financial statements since the acquisition date.

For the convenience of the reader, amounts in Renminbi (“RMB”) have been translated into United States dollars (“US$”) at the applicable rate of US$1.00 = RMB6.8305 as quoted by Bloomberg Finance L.P. as of June 30, 2009. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate, or at all.

(a)

Recent accounting pronouncements:

In June 2009, the Financial Accounting Standards Board (“FASB”) approved the FASB Accounting Standards Codification (the “Codification”) as the single source of authoritative non-governmental United States generally accepted accounting principles (GAAP). All existing accounting standard documents, such as FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and other related literature, excluding guidance from the Securities and Exchange Commission (“SEC”), have been superseded by the Codification. All other non-grandfathered, non-SEC accounting literature not included in the Codification has become non authoritative. The Codification did not change GAAP, but instead introduced a new structure that combines all authoritative standards into a comprehensive, topically organized online database. The Codification is effective for interim or annual periods ending after September 15, 2009. Beginning with periods ending after September 15, 2009, all future references to authoritative accounting literature will be referenced in accordance with the Codification.

On January 1, 2009, the Company adopted new guidance issued by the FASB related to the accounting for business combinations and related disclosures. This new guidance addresses the recognition and accounting for identifiable assets acquired, liabilities assumed, and noncontrolling interests in business combinations. The guidance also establishes expanded disclosure requirements for business combinations.

On January 1, 2009, the Company adopted new guidance issued by the FASB related to the accounting for noncontrolling interests in consolidated financial statements. This guidance establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This guidance requires that noncontrolling interests in subsidiaries be reported in the equity section of the controlling company’s balance sheet. It also changes the manner in which the net income (loss) of the subsidiary is reported and disclosed in the controlling company’s statement of operations.

In April 2009, the FASB issued new accounting guidance related to interim disclosures about the fair values of financial instruments. This guidance requires disclosures about the fair value of financial instruments whenever a public company issues financial information for interim reporting periods. This guidance is effective for interim reporting periods ending after June 15, 2009. The Company adopted this guidance upon its issuance, and it had no material impact on the Company’s financial statements.

In June 2009, the FASB issued new accounting guidance related to the accounting and disclosures of subsequent events. This guidance incorporates the subsequent events guidance contained in the auditing standards literature into authoritative accounting literature. It also requires entities to disclose the date through which they have evaluated subsequent events and whether the date corresponds with the release of their financial statements. This guidance is effective for all interim and annual periods ending after June 15, 2009. The Company adopted this guidance upon its issuance, and it had no material impact on the Company’s financial statements.

(b)

Earnings (loss) per share:

Basic earnings per share amounts are calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share assumes the conversion, exercise or issuance of all potential common stock instruments, such as options or warrants, unless the effect is to reduce a loss or increase earnings per share and is calculated using the treasury stock method. With respect to outstanding options and warrants, the dilutive impact on the weighted average number of shares was 3,602,735 and 3,252,913 for the three-month and six-month periods ended June 30, 2008. There was no dilutive impact for the periods ended June 30, 2009. Approximately 849,209 and 677,300 of shares issuable under outstanding options and warrants for the three-month and six-month periods ended June 30, 2009, respectively, were not included in the dilutive calculation for those respective periods, as the effect would be anti-dilutive.

2.

IMMATERIAL CORRECTION OF ERRORS

In accordance with the guidance of Staff Accounting Bulletins No. 99, Materiality, and No. 108 Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, these interim condensed consolidated financial statements reflect the immaterial correction of errors in the Company’s prior periods described below.

For the years ended December 31, 2005 through December 31, 2008, the Company amortized mining rights based on actual units of production over estimated reserves, and depreciated mine development costs over estimated useful lives from 15-35 years, rather than amortizing based on proven and probable reserves as described in the Securities Act Industry Guide 7 and the AICPA SEC International Practices Task Force Codification of Highlights as of March 2003.

The Company has determined that the impact of these corrections is not material to any prior annual or interim consolidated financial statements. These immaterial errors have been corrected and are reflected in the Company’s condensed consolidated balance sheets as of December 31, 2008 and June 30, 2009, and the condensed consolidated statements of operations for the three months and six months ended June 30, 2009 and 2008, included in this Form 6-K. The impact to the Company’s statements of operations and balance sheets for prior periods is as follows:

	Increase / (Decrease) in
	Net Income	Plant & Equipment, Net	Current Assets	Current Liabilities
	RMB	RMB	RMB	RMB
Three months ended
June 30, 2008	(295)	(7,479)	—	(572)
	(US$-43)	(US$-1,091)	—	(US$-83)
Six months ended
June 30, 2008	(357)	(7,479)	—	(572)
	(US$-52)	(US$-1,091)	—	(US$-83)
Financial year ended
December 31, 2005	(4,018)	(4,530)	—	(512)
	(US$-498)	(US$-561)	—	(US$-63)
December 31, 2006	(1,253)	(5,801)	—	(530)
	(US$-161)	(US$-744)	—	(US$-68)
December 31, 2007	(1,279)	(7,115)	—	(565)
	(US$-175)	(US$-975)	—	(US$-77)
December 31, 2008	2,695	(3,872)	1,045	1,028
	(US$395)	(US$-567)	(US$153)	(US$150)

3.

ACQUISITION OF NEWHOLD

On January 12, 2009 (the “Acquisition Date”), the Company acquired all of the issued and outstanding capital stock of Newhold and its indirect 70%-owned subsidiary, Guizhou Yongfu, through Feishang Yongfu Mining Limited, a Hong Kong company, and Yangpu Shuanghu Industrial Development Company Limited, a PRC company, collectively referred to as “Newhold Group”. Guizhou Yongfu is principally engaged in coal mine development in the PRC. The Company acquired Newhold Group from Feishang Group Limited (the “Shareholder”). The Shareholder, a BVI corporation, is also the majority shareholder of China Natural Resources, Inc., and Mr. Li Feilie, the sole officer, director and beneficial owner of the Shareholder, is the Chairman and Chief Executive Officer of China Natural Resources, Inc.

The purchase price of RMB287,734 (US$42,000) was determined by reference to the estimated amount of coal resources contained in a Technical Review Report dated December 2008 at not less than 120 million tons. The acquisition was accounted for using the acquisition method of accounting. Because the acquisition was from a related party shareholder (the Shareholder), the excess of the consideration paid over the net assets acquired has been shown separately as a deduction from shareholders’ equity, equivalent to a distribution of equity to the Shareholder.

The following summarizes the purchase price allocation at the date of the Newhold Group acquisition:

	RMB	US$

Cash and cash equivalents	11,661	1,707
Prepayment and other receivable	49,277	7,214
Inventories and other current assets	24	4
Property and equipment	103,003	15,080
Excess of purchase price over net asset value	305,990	44,797
Current liabilities	(88,489)	(12,955)
Non-current liabilities	(71,538)	(10,473)
Non-controlling interests	(22,194)	(3,249)

Purchase price	287,734	42,125

Because the acquisition was made from the Shareholder, the purchase price allocation has been made to the historical carrying values of the assets acquired and liabilities assumed. However, the Company is obtaining a third-party valuation of Newhold Group as of January 12, 2009, in order to assess the fair value of the acquired business. This valuation has not yet been completed.

The following unaudited pro forma financial information presents the Company’s consolidated results of operations as if the acquisition of Newhold Group had occurred as of the beginning of each of the periods presented below. The unaudited pro forma financial information is not intended to represent or be indicative of the consolidated results of operations that would have been reported by the Company had the acquisition been completed as of the beginning of the periods presented, and should not be taken as representative of the Company’s future consolidated results of operations or financial condition.

	Three Months Ended June 30,			Six Months Ended June 30,
	2008	2009	2009	2008	2009	2009
	RMB	RMB	US$	RMB	RMB	US$

Revenue	29,722	12,999	1,903	38,268	17,563	2,571
Net income (loss) attributable to CHNR shareholders	22,337	(15,013)	(2,198)	16,597	(38,580)	(5,648)
Income (loss) per share
Basic
Income (loss) from continuing operations	0.11	(0.71)	(0.10)	(0.41)	(1.42)	(0.21)
Income (loss) from discontinued operations	1.05	—	—	1.28	(0.43)	(0.06)
Net income (loss) per share	1.16	(0.71)	(0.10)	0.87	(1.85)	(0.27)

Diluted
Income (loss) from continuing operations	0.09	(0.71)	(0.10)	(0.35)	(1.42)	(0.21)
Income (loss) from discontinued operations	0.88	—	—	1.10	(0.43)	(0.06)
Net income (loss) per share	0.97	(0.71)	(0.10)	0.75	(1.85)	(0.27)

On February 2, 2009, Guizhou Yongfu received a RMB200,000 (US$29,280) long term bank loan from China Minsheng Banking Corp. Ltd., to be repaid in installments over 5 years commencing in 2013. The purpose of the loan is to finance the construction of a coal mine. The loan bears a floating annual interest rate of 7.722% (30% above the over-5-year official base lending rate stipulated by The People’s Bank of China). Guizhou Yongfu drew down RMB100,000 (US$14,640) of the loan through June 30, 2009. The balance of the loan is expected to be drawn down as needed in accordance with the construction plan for the mine.

4.

INVENTORIES

	December 31, 2008	June 30, 2009	June 30, 2009
	RMB	RMB	US$

Raw materials	36,192	2,740	401
Work in progress	14,551	69	10
Finished goods	31,804	2,805	411
	82,547	5,614	822
Less: Inventory reserve	(16,302)	—	—
	66,245	5,614	822

5.

PROPERTY AND EQUIPMENT, NET

	December 31, 2008	June 30, 2009	June 30, 2009
	RMB	RMB	US$

At cost:
Buildings and mine development	65,485	29,050	4,253
Machinery and equipment	194,801	8,415	1,232
Motor vehicles	5,923	5,509	807
Mining rights	12,586	114,518	16,765
Exploration rights	700	700	102
Land use rights	2,688	—	—
Construction in progress	341	53,337	7,809
	282,524	211,529	30,968
Accumulated depreciation and amortization	(43,933)	(25,984)	(3,804)
	238,591	185,545	27,164

6.

RELATED PARTY BALANCES AND TRANSACTIONS

(a)

Commercial transactions with related party affiliates

On July 1, 2008, the Company and Anka Consultants Limited (“Anka”), a private Hong Kong company that is owned by certain directors of the Company, entered into a new license agreement to replace the previous office sharing agreement dated September 1, 2000. The license agreement provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration provided by Anka. The amount paid by the Company to Anka for the three months and six months ended June 30, 2009 was RMB273 (US$40) and RMB543 (US$79) respectively (2008: RMB65 and RMB132 respectively).

(b)

Receivables/ payables with related parties

The Company has receivables and payables with related parties, which are all unsecured, non-interest bearing and due on demand. Receivables and payables with related companies are summarized as follows:

	December 31, 2008	June 30, 2009	June 30, 2009
	RMB	RMB	US$
Receivables from related parties
Trade receivables:
Wuhu Heng Chang Copper Refining Co., Ltd. (“Wuhu Hengchang”)	40,165	—	—
Wuhu Hengxin Copper Group Co., Ltd.	30,665	—	—
	70,830	—	—
Advances to unconsolidated investee, Longchuan Jinshi Mining Development Company Limited (“Guangdong Longchuan”)	39,290	38,346	5,614
Refundable deposit receivable, Jiangxi Haiji Leasing Co Ltd	3,000	—	—
Refund of purchase price, Feishang Group Limited	2,101	—	—

Payables to related parties
Wuhu Feishang Non-Metal Material Co. Ltd. (“WFNM”)	406	2,115	310
Feishang Enterprise Group Limited (“Feishang Enterprise”)	15,600	21,574	3,159
Wuhu Hengxin	996	—	—
Shenzhen Xupu Investment Co. Ltd. (“Shenzhen Xupu”)	1,261	74,513	10,909
Feishang Group Limited	—	70,194	10,276
Hainan Non-ferrous Metal Mining Development Company Limited (“Hainan Non-ferrous Metal”)	53	—	—
	18,316	168,396	24,654

Wuhu Hengchang, Jiangxi Haiji Leasing Co., Ltd., Wuhu Hengxin Copper Group Co., Ltd., WFNM, Shenzhen Xupu Investment Co., Ltd., and Feishang Group Limited, are controlled by Mr. Li Feilie who is also an officer, director and, indirectly, the principal beneficial shareholder of the Company.

7.

INVESTMENT IN UNCONSOLIDATED INVESTEES

At June 30, 2009 and December 31, 2008, the Company owns 48% of Hainan Non-ferrous Metal and 45% of Guangdong Longchuan.

Financial information of Hainan Non-ferrous Metal as of June 30, 2009 and December 31, 2008, and for the three and six months ended June 30, 2009, is as follows:

	December 31, 2008	June 30, 2009	June 30, 2009
	RMB	RMB	US$
Assets:
Current assets	29,868	27,473	4,022
Non-current assets	16,647	9,300	1,362

	46,515	36,773	5,384
Liabilities and equity
Current liabilities	140	368	54
Non-controlling interests	105	(40)	(6)
Hainan Non-ferrous Metal equity	46,270	36,445	5,336

	46,515	36,773	5,384

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2009	2009	2009
	RMB	US$	RMB	US$

Revenue	—	—	676	99
Cost of Sales	—	—	(673)	(98)
Expense	(5,364)	(785)	(10,009)	(1,465)
Net loss	(5,364)	(785)	(10,006)	(1,464)

Attributable to:
Owners	(5,183)	(759)	(9,825)	(1,438)
Non-controlling Interests	(181)	(26)	(181)	(26)
	(5,364)	(785)	(10,006)	(1,464)

Financial information of Guangdong Longchuan as of June 30, 2009 and December 31, 2008, and for the three and six months ended June 30, 2009, is as follows:

	December 31, 2008	June 30, 2009	June 30, 2009
	RMB	RMB	US$
Assets:
Current assets	160	22	3
Non-current assets	87,152	85,184	12,471

	87,312	85,206	12,474

Liabilities and shareholders’ deficit
Current liabilities	88,437	88,438	12,948
Shareholders’ deficit	(1,125)	(3,232)	(474)

	87,312	85,206	12,474

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2009	2009	2009
	RMB	US$	RMB	US$

Revenue	—	—	—	—
Expense	(1,049)	(154)	(2,107)	(308)
Net loss	(1,049)	(154)	(2,107)	(308)

8.

ADDITIONAL PAID-IN CAPITAL

	RMB	US$

Balance at December 31, 2008	228,752	33,490
Exercise of warrants	46,399	6,793
Share based compensation	13,008	1,904

Balance at June 30, 2009	288,159	42,187

In January 2009, the warrant holder exercised warrants to purchase 1,500,000 common shares and paid the Company the exercise price of RMB 46,399 (US$6,793).

On January 7, 2008, 1,000,000 stock options were granted to the Company’s CEO at an exercise price of US$22.64 per share (the fair market value of the Company’s common stock as of the grant date). The options were valued at approximately RMB78,048 (US$11,426), and are being amortized over the requisite service period of three years.

9.

INCOME TAXES

In March 2007, the 10th People’s Congress of China passed the China Unified Corporate Income Tax Law (the “Unified Tax Law”), effective on January 1, 2008, which establishes a single unified 25% income tax rate for most companies. From 2005 through 2007, Wuhu was taxed at the preferential income tax rate of 15% applicable to sino-foreign joint ventures. Beginning January 1, 2008, income tax for all PRC subsidiaries of the Company is now levied at the 25% tax rate.

10.

DISCONTINUED OPERATIONS

On September 29, 2009, the Company completed the disposition of its remaining 60% equity interest in Mark Faith Technology Development Limited (“Mark Faith”), which was involved in the copper smelting business through its wholly owned subsidiary, Bayannaoer City Feishang Copper Co Ltd (“Feishang Copper”), to an independent third party. The disposal of the copper smelting business (which was considered a reporting segment) is consistent with the Company’s policy to focus its activities in the up-stream exploration and exploitation activities in the field of iron, non-ferrous metal and coal. The copper smelting business has been classified and accounted for at June 30, 2009, and for each of the periods ended June 30, 2009 and June 30, 2008, as a discontinued operation.

The results of discontinued operations and cash flows of discontinued operations included in the condensed consolidated statements of operations and cash flows are set summarized below:

	Three Months Ended June 30,			Six Months Ended June 30,
	2008	2009	2009	2008	2009	2009
	RMB	RMB	US$	RMB	RMB	US$
Income (loss) from discontinued operations
Revenue
Related party (a)	163,625	42,169	6,174	166,687	97,268	14,240
Others	50,129	101,908	14,919	77,188	151,109	22,123
	213,754	144,077	21,093	243,875	248,377	36,363
Cost of sales and expenses	(189,747)	(143,435)	(20,999)	(215,624)	(260,743)	(38,173)
Income (loss) before tax	24,007	642	94	28,251	(12,366)	(1,810)
Income tax expense	(3,800)	(637)	(93)	(3,800)	(2,686)	(394)
Income (loss) from discontinued operations	20,207	5	1	24,451	(15,052)	(2,204)

Cash flows from discontinued operations
Net cash flows from operating activities				(68,044)	17,807	2,607
Net cash flows from investing activities				44,453	16,551	2,423
Net cash flows from financing activities				(5,635)	(4,995)	(731)
Net cash flows				(29,226)	29,363	4,299

Note:

(a)

Feishang Copper sells its copper products primarily to Wuhu Hengchang, a related company.

Assets of discontinued operations held for sale and liabilities associated with discontinued operations are summarized below:

	December 31, 2008	June 30, 2009	June 30, 2009
	RMB	RMB	US$
Cash and cash equivalents	—	72,843	10,664
Trade receivables - others	—	4,608	675
Other receivables	—	32,156	4,708
Deferred tax assets	—	3,171	464
Inventories	—	123,810	18,126
Due from a related company (a)		1,800	264
Property and equipment	—	204,155	29,889
Assets of copper smelting business classified as held for sale	—	442,543	64,790
Trade and other payables	—	(74,554)	(10,914)
Current tax liabilities	—	3,743	548
Obligation under related party capital lease – current (b)	—	(15,762)	(2,308)
Due to related companies (c)	—	(20,601)	(3,016)
Liabilities of copper smelting business associated with assets classified as held for sale	—	(107,174)	(15,690)
Net assets of copper smelting business classified as held for sale	—	335,369	49,100

Notes:

(a)

Receivable from Jiangxi Haiji for a refundable deposit paid in connection with a capital lease.

(b)

Feishang Copper has a capital lease obligation with Jiangxi Haiji, an entity controlled by Mr. Li Feilie, for certain of its plant and machinery. The gross and net carrying value of assets under capital leases are approximately RMB16,543 (US$2,422) and RMB15,762 (US$2,308), as of June 30, 2009, respectively. The effective interest rate of the lease was adjusted to approximately 5.6% from 7.6% on January 2009, following the change of base rate as stipulated by the People’s Bank of China. On August 10, 2009, Feishang Copper terminated the lease, which originally was due to expire in December 2010, by fully repaying the outstanding balance.

(c)

Represents a payable to Wuhu Hengxin RMB9 (US$1) from Feishang Copper for expenses paid on behalf of Feishang Copper; and payable to Wuhu Hengchang RMB20,592 (US$3,015) from Feishang Copper for sales deposits.

11.

SUBSEQUENT EVENTS

The Company evaluated events through December 2, 2009 for consideration of a subsequent event to be included in its June 30, 2009 financial statements, issued December 2, 2009.

On July 11, 2009, the Company acquired of all of the issued and outstanding capital stock of Pineboom Investment Limited and its wholly-owned subsidiaries (collectively, the “Dayun Coal Mine”) and assumed the outstanding indebtedness of Dayun Coal Mine to the former shareholder on the closing date. The adjusted purchase price was approximately RMB154,438 (US$22,610). At June 30, 2009, the Company had made a cash deposit in connection with this acquisition of approximately US$7,000 (RMB47,814).

On September 29, 2009, the Company completed the disposition of its remaining 60% equity interest in Mark Faith to an unrelated third party for a sales price of approximately RMB143,441 (US$21,000) . Prior to the disposition, this unrelated third party owned the 40% equity interest (the non-controlling interest) in Mark Faith. The Company recognized a gain in September 2009, upon the sale of the remaining 60% interest in Mark Faith.

12.

FAIR VALUE MEASUREMENTS AND CONCENTRATION OF RISK

The Company's financial instruments include cash, trade receivables, and bills and accounts payable. Management estimates that the carrying amounts of these non-related party financial instruments approximate their fair values due to their short-term nature. The Company’s financial instruments also include a loan payable, which is believed to approximate fair value based upon market rates currently available to the Company. The fair values of the related party receivables and payables are not practicable to estimate due to the related party nature of the underlying transactions. Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash deposits and trade receivables.

(i)

Cash and cash deposits

The Company maintains its cash and cash deposits primarily with various PRC state-owned banks and Hong Kong based financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions.

(ii)

Sales and trade receivables

Wuhu

The Company sells zinc, iron and copper products to companies in the PRC. Management considers that the Company’s current customers are generally creditworthy, and credit is extended based on an evaluation of the customers’ financial conditions and, therefore, generally collateral is not required. The Company maintains reserves for potential credit losses based on its loss history and aging analysis. Such losses have been within management’s expectations. At June 30, 2009, the largest five customers accounted for approximately 65% of the Company’s trade receivables. During the six months ended June 30, 2009, the largest five customers accounted for approximately 84% of Wuhu’s net sales (i.e. the Company’s net sales).

Wuhu’s entire production of zinc for the six months ended June 30, 2009 was sold to a single customer, Huludao Zinc Industry Co. Ltd. (“Huludao”). Wuhu is a party to a one-year non-binding sales contract with Huludao, subject to renewal every year. While the sales contract has been renewed on an annual basis in the past, in the event Wuhu and Huludao are unable to agree upon renewal terms or if Wuhu’s sales contract with Huludao is not renewed for any other reason, Wuhu will have to identify one or more alternative outlets for its mineral production.

Feishang Copper

Feishang Copper sells its products primarily to companies located in the PRC. Management considers that the Company’s current customers are generally creditworthy and credit is extended based on an evaluation of the customers’ financial condition and, therefore, generally collateral is not required. The Company maintains an allowance for potential credit losses based on its loss history and aging analysis. Such losses have been within management’s expectations. During the six months ended June 30, 2009, the largest five customers accounted for approximately 94% of Feishang Copper’s net sales. Feishang Copper has a one-year sales contract with Wuhu Hengchang, (a related party) which expires in December 2009, and is subject to annual renewal; however, the sales contract does not obligate Wuhu Hengchang to purchase copper from Feishang Copper. Given the large percentage of sales derived from Wuhu Hengchang, in the event Wuhu Hengchang ceases or reduces its purchases from Feishang Copper, or if Feishang Copper and Wuhu Hengchang are unable to agree upon renewal terms, or Feishang Copper’s sales contract with Wuhu Hengchang is not renewed for any other reason, Feishang Copper will have to identify other alternative outlets for its copper production which may have a material adverse effect on Feishang Copper’s results of operations.

(iii)

Supplier concentration

Copper concentrates are required for Feishang Copper’s smelting and refining operation. Copper concentrates are generally purchased domestically. Feishang Copper has a long term supply agreement with Bayannaoer West Region Copper Co. Ltd. (“Bayannaoer West”), in connection with which Feishang Copper is required to make payment for materials prior to delivery. For the six months ended June 30, 2009, Bayannaoer West accounted for approximately 32% of Feishang Copper’s purchases of copper concentrates. In the event this supplier is unable to supply Feishang Copper with its production requirement, Feishang Copper may suffer delays in the production and delivery of copper. Any such delays could have an adverse impact on the Company’s results of operation and cash flows.

(iv)

Estimates of probable reserves

Estimates of probable reserves are subject to considerable uncertainty. Such estimates are, to a large extent, based on the price of metal and ore and interpretations of geologic data obtained from drill holes and other exploration techniques. Producers use feasibility studies to derive estimates of capital and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the predicted configuration of the ore body, expected recovery rates of metals from the ore, the costs of comparable facilities, the costs of operating and processing equipment and other factors. Actual operating costs and economic returns on projects may differ significantly from original estimates. Further, it may take many years from the initial phase of exploration before production and, during that time, the economic feasibility of exploiting a discovery may change.

(v)

Sub-contractor performance

Wuhu sub-contracts its ore extraction work to a third party. To some extent, the Company’s operations are affected by the performance of the contractor, whose activities are not within the Company’s control. If the contractor fails to achieve the guaranteed monthly extraction volume, or the contractor otherwise fails to perform its obligations under its agreement with the Company, the agreement may be terminated by the Company; however, termination of the relationship could adversely affect the Company’s operating results and cash flows.

(vi)

Commodity risk

The cash flows and profitability of Wuhu’s current operations are significantly affected by the market price of zinc and iron. These commodity prices can fluctuate widely and are affected by factors beyond Wuhu’s control.

The cash flows and profitability of Feishang Copper’s current operations are significantly affected by the market price of copper. The commodity price of copper is volatile and is affected by factors beyond Feishang Copper’s control.

(vii)

Foreign currency risk

The RMB is not freely convertible into foreign currencies. The State Administration for Foreign Exchange, under the authority of People’s Bank of China, controls the conversion of the RMB into foreign currencies. The value of the RMB is subject to changes in PRC government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

The following discussion includes statements that constitute “forward-looking statements” within the meaning of Federal securities laws. These statements include, without limitation, statements regarding the intent, belief and current expectations of management with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, many of which are outside of our control, and actual results may differ materially from those in the forward-looking statement. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are uncertainties relating to our business operations and operating results, uncertainties regarding the governmental, economic and political environment in the People’s Republic of China, risks and hazards associated with the Company’s mining and smelting activities, uncertainties associated with metal price volatility, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including without limitation the information set forth in our Annual Report on Form 20-F under the heading, "Risk Factors". While management believes that its assumptions forming the bases for forward looking statements are reasonable, assumed facts or bases generally vary from actual results, and there can be no assurance that the expectations or beliefs expressed in forward looking statements will be achieved or accomplished.

SALES AND GROSS PROFIT

Sales for the six months ended June 30, 2009 totaled RMB17.56 million (US$2.57 million), a 54.10% decrease over the same period of 2008. The decrease was mainly caused by (i) a decline in zinc concentrates production as a result of its mining operation entering the low ore grade zone; (ii) a drop in the average selling price of zinc concentrates from RMB 9,659 (US$1,414) in 2008 to RMB 5,666 (US$830) during the period; and (iii) a drop in average selling price of iron concentrates to RMB616 (US$90) during the period from RMB 1,518 (US$222) over the same period of 2008.

Sales for the second quarter of 2009 totaled RMB13 million (US$1.9 million), a 56.26% decrease over the same period last year. This decrease was mainly caused by (i) a drop in the average selling price of zinc concentrates; (ii) a drop in average selling price of iron concentrates during the period; and (iii) the fall in the production volume of zinc concentrates as the mining operation entered the low ore grade region.

Gross profit margin of Wuhu dropped from 58.13% for the six months ended June 30, 2008 to 7.37% for the same period of 2009. This decrease was due to (i) the relative increase in processing costs as a result of the decline in grade of the zinc ores; (ii) a drop in the average selling price of zinc concentrates; and (iii) a drop in the average selling price of iron concentrates. The drop in gross profit margin for the second quarter of 2009, from 59.15% to 4.83%, was caused by the same factors.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased by RMB4.75 million (US$0.70 million) or 21.93% to RMB26.41 million (US$3.87 million) for the six months ended June 30, 2009 from RMB21.66 million (US$3.17 million) for the same period of 2008. The increase was mainly due to the inclusion of selling, general and administrative expenses of RMB5.20 million (US$0.76 million) arising from the acquisition of Newhold Group which occurred on January 12, 2009.

Selling, general and administrative expenses increased by RMB3.71 million (US$0.54 million) or 40.55% to RMB12.87 million (US$1.88 million) for the second quarter of 2009 from RMB9.16 million (US$1.34 million) for the same quarter of 2008. The increase mainly resulted from the inclusion of selling, general and administrative expenses following the acquisition of Newhold Group.

INTEREST INCOME

Interest income decreased by RMB 700,000 (US$102,000) or 62.44% to RMB421,000 (US$61,000) for the six months ended June 30, 2009 from RMB1,121,000 (US$164,000) for the same period in 2008. This decrease was caused by the lower cash balance in 2009 mainly arising from the payment of coal mine acquisition costs.

Interest income decreased by RMB307,000 (US$45,000) or 82.53%, to RMB65,000 (US$9,000) for the second quarter of 2009 from RMB372,000 (US$54,000) for the same quarter in 2008. This decrease was caused by the lower cash balance in 2009 arising from payment of coal mines acquisition and the repayment to affiliates.

OTHER INCOME/ EXPENSE

Other income for the six months ended June 30, 2009 increased to RMB529,000 (US$78,000) from RMB48,000 (US$7,000) for the same period in 2008. This is primarily contributed by the interest received on the note receivable arising from the disposal of a 40% equity interest of Mark Faith.

The Company did not have other income for the second quarter of 2009, as the note receivable was fully collected in the first quarter 2009.

INCOME TAXES

Management believes that the Company is not subject to US taxes.

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI are not subject to income taxes and no withholding tax is imposed on payments of dividends to the Company.

In March 2007, the 10th People’s Congress of China passed the China Unified Corporate Income Tax Law (the “Unified Tax Law”), effective on January 1, 2008, which establishes a single unified 25% income tax rate for most companies. From 2005 through 2007, Wuhu was taxed at the preferential income tax rate of 15% applicable to sino-foreign joint ventures. Beginning January 1, 2008, income tax for all PRC subsidiaries of the Company is now levied at the 25% tax rate.

DISCONTINUED OPERATIONS

Discontinued operations represent the copper smelting business conducted by Mark Faith through its operating subsidiary Feishang Copper. For the six months ended June 30, 2009, Mark Faith incurred a loss of RMB15.05 million (US$2.20 million), a decrease of profitability of RMB39.50 million (US$5.78 million) compared with the corresponding period in 2008. The loss was mainly due to: (i) the slump of global copper price as a result of the worldwide financial crisis; and (ii) the hedging loss resulting from the short position of copper price, which was partially offset by the higher sales volume resulting from improved production efficiency.

For the three months ended June 30, 2009, Mark Faith posted a small profit of RMB5,000 (US$1,000) as compared to the loss position in the first quarter of 2009. The enhancement was mainly attributable to the rebound of global copper price since the second quarter of 2009 and the improved production efficiency.

NET INCOME

Net income decreased by RMB 62.98 million (US$9.22 million) from RMB 16.83 million (US$2.46 million) profits for the six months ended June 30, 2008 to a net loss of RMB46.15 million (US$6.76 million) for the six months ended June 30, 2009. The drop was due to (i) the increase of RMB 18.30 million (US$2.68 million) in losses from continuing operations (except Newhold Group) mainly caused by the rise in processing cost arising from the decline of zinc grade and zinc volume produced, and the decrease in the average selling price of zinc concentrates and iron concentrates; (ii) a RMB5.18 million (US$0.76 million) loss arising from operations of the newly acquired Newhold Group; and (iii) the turn from profitable operation for the six months ended June 30, 2008 to a loss position for the six months ended June 30, 2009 amounting to RMB39.50 million (US$5.78 million), caused by the discontinued copper smelting operation.

Net income decreased by RMB 38.31 million (US$5.61 million) from profits of RMB 22.46 million (US$3.29 million) for the three months ended June 30, 2008 to a net loss of RMB15.85 million (US$2.32 million) for the three months ended June 30, 2009. The drop was mainly due to reasons similar to those described in the preceding paragraph, despite the partial set-off of improving discontinued operation from Mark Faith.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s primary liquidity needs are to fund operating expenses, capital expenditures and acquisitions. To date, the Company has financed its working capital requirements primarily through internally generated cash and bank borrowings.

Net cash from operating activities for the six months ended June 30, 2009 was approximately RMB33.34 million (US$4.88 million), as compared to net cash used in operating activities of RMB69.55 million (US$10.18 million) for the corresponding period in 2008. The change from net cash outflow in the prior period to net cash inflows this period was mainly attributable to the strengthening of working capital management.

The following summarizes the Company’s financial condition and liquidity at the dates indicated:

	December 31, 2008	June 30, 2009
	RMB	RMB
(Unaudited)

Current ratio	4.03x	1.94x
Working capital	293,496,000	315,475,000
Ratio of interest-bearing debt to total equity	0.03x	0.27x

Net cash used in investing activities for the six months ended June 30, 2009 was RMB64.58 million (US$9.46 million). This is consisted of (i) a net repayment of RMB79.37 million (US$11.62 million) from affiliates; (ii) net cash paid on the acquisition of Newhold Group amounting to RMB138.14 million (US$20.23 million); (iii) proceeds received on partial disposal of Mark Faith amounting to RMB96.17 million (US$14.08 million); (iv) payment for margin deposit of copper future contract amounting to RMB17.85 million (US$2.61 million); and (v) payment for acquisition of property and equipment amounting to RMB84.12 million (US$12.32 million).

Net cash provided by financing activities for the six months ended June 30, 2009 was RMB141.40 million (US$20.70 million), as compared with RMB53.03 million (US$7.76 million) in the corresponding period of 2008. This was primarily attributable to (i) the receipt of RMB46.40 million (US$6.79 million) on the exercise of warrants; (ii) the receipt by Guizhou Yongfu of RMB100.00 million (US$14.64 million) on long term bank loan drawdowns; and (iii) a RMB5.00 million (US$0.73 million) principal repayment by Mark Faith under the capital lease obligation during the period.

Other than the capital lease obligation disclosed above, the Company has capital commitments amounting to RMB107.54 million (US$15.74 million) in respect of the Yongfu coal mine development and others as at June 30, 2009.

The Company plans to finance its Dayun Coal Mine acquisition (please refer to note 11 above) and its subsequent mine construction cost by a combination of equity/ debt financing.

Except as disclosed above, there have been no significant changes in financial condition and liquidity for the period ended June 30, 2009.  The Company believes that internally generated funds and/or equity/ debt financing will be sufficient to satisfy its anticipated working capital needs for at least the next twelve months.

In the event that our operating plans change due to changes in our strategic plans, lower-than-expected revenues, unanticipated expenses, increased competition, unfavorable economic conditions or other unforeseen circumstances, including the continued turmoil and tightening of the credit markets, and further weakening of consumer confidence and spending, our liquidity may be negatively impacted. If so, we could be required to adjust our expenditures for the remainder of 2009 and for 2010 to conserve working capital, or raise additional capital, possibly including debt or equity financing, to fund operations and our growth strategy.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.